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                             August 18, 2023

       Kanishka Roy
       Co-Chief Executive Officer
       Plum Acquisition Corp. I
       2021 Fillmore St. #2089
       San Francisco, CA 94115

                                                        Re: Plum Acquisition
Corp. I
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 11,
2023
                                                            File No. 001-40218

       Dear Kanishka Roy :

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Risk Factors
       Applicable listing standards of the Nasdaq Stock Market LLC (   Nasdaq
) may prevent the
       Company from exercising each monthly extension. . ., page 3

   1. We note that you are seeking to extend your termination date to December 18, 2023, with the option to extend by
one-month intervals an additional 6 months to June 18, 2024, a date which is 39 months
from your initial public offering. We also note your
                                                        disclosure here that
Section IM-5101-2(b) of the NASDAQ Listing Rules requires that a special purpose
acquisition company must complete one or more business combinations within 36 months of the
effectiveness of its IPO registration statement, and that you "may not seek to exercise an
otherwise-permissible one-month extension under the Articles
                                                        Extension if doing so
would cause [you] to be in violation of applicable listing standards of the NASDAQ," and
that therefore, you may not extend the termination date beyond
                                                        March 18, 2024. Please
revise to clarify your statements, and to provide investors with additional context
regarding the statement that you may not extend the termination
 Kanishka Roy
Plum Acquisition Corp. I
August 18, 2023
Page 2
      date beyond 36 months from your initial public offering. Please also revise to explain that the new termination date does not comply with this Nasdaq rule, and disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from Nasdaq.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776
with any questions.



                                                           Sincerely,
FirstName LastNameKanishka Roy
                                                           Division of
Corporation Finance
Comapany NamePlum Acquisition Corp. I
                                                           Office of Real
Estate & Construction
August 18, 2023 Page 2
cc:       Philip C. McDermott, Esq.
FirstName LastName